

C A R D I O M E

1441 Creekside Drive,
6th floor
Vancouver, B.C.
V6J 4S7

Tel: 604-677-6905
Fax: 604-677-6915

FOR IMMEDIATE RELEASE   NASDAQ: CRME   TSX: COM

CARDIOME TO HOLD FOURTH QUARTER AND FULL YEAR 2014 FINANCIAL RESULTS CONFERENCE CALL ON MARCH 12

Vancouver, Canada, March 5, 2015 -- Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today announced that it will report financial results for the fourth quarter and full year ended December 31, 2014 on the morning of Thursday, March 12, 2015. Cardiome will hold a conference call and webcast at 8:00 a.m. Eastern (5:00 a.m. Pacific) on that day to discuss the results.

To access the conference call, please dial **416-764-8688** or **888-390-0546 and use conference ID 99060774.** The webcast can be accessed through Cardiome's website at www.cardiome.com.

Webcast and telephone replays of the conference call will be available approximately two hours after the completion of the call through April 12, 2015. Please dial 416-764-8677 or 888-390-0541 and enter code **060774#** to access the replay.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a specialty pharmaceutical company dedicated to the development and commercialization of cardiovascular therapies that will improve the quality of life and health of patients suffering from heart disease. Cardiome has two marketed, in-hospital, cardiology products, BRINAVESS™ (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and AGGRASTAT® (tirofiban HCl) a reversible GP IIb/IIIa inhibitor indicated for use in patients with acute coronary syndrome.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

For Further Information:
Cardiome Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: ir@cardiome.com

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